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Exhibit 12(c)
                               Idaho Power Company
                       Consolidated Financial Information
 Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividend
                                  Requirements

                                                      Twelve Months Ended December 31,       Twelve Months
                                                           (Thousands of Dollars)                Ended
                                                                                                March 31,

                                                1992      1993      1994      1995      1996      1997
Computation of Ratio of Earnings to
 Fixed Charges:
   Consolidated net income                   $ 59,990  $ 84,464  $ 74,930  $ 86,921  $ 90,618  $ 90,787
Income taxes:
  Income taxes (includes amounts charged
    to  other  income  and deductions)         24,601    38,057    35,307    49,498    51,316    50,254
   Investment  tax  credit adjustment          (1,439)   (1,583)   (1,064)   (1,086)      776       733

      Total  income  taxes                     23,162    36,474    34,243    48,412    52,092    50,987

Income  before  income  taxes                  83,152   120,938   109,173   135,333   142,710   141,774

Fixed Charges:
   Interest  on  long-term debt                53,408    53,706    51,172    51,147    52,165    53,008
  Amortization of debt discount,
     expense  and  premium  -  net                392       507       567       567       594       610
    Interest  on  short-term  bank  loans         647       220     1,157     3,144     2,269     2,369
    Other  interest                             1,011     2,023     1,538     1,598     2,319     3,010
   Interest  portion  of  rentals                 683     1,077       794       925       991       858

      Total  fixed  charges                    56,141    57,533    55,228    57,381    58,338    59,855
   Suppl  increment  to  fixed charges*         2,487     2,631     2,622     2,611     2,600     2,597

      Supplemental  fixed  charges             58,628    60,164    57,850    59,992    60,938    62,452
     Preferred  dividend  requirements          7,611     8,547    10,682    12,392    12,146    10,735
     Total supplemental fixed charges
       and  preferred  dividends               66,239    68,711    68,532    72,384    73,084    73,187

Supplemental  earnings  - as defined         $141,780  $181,102  $167,023  $195,325  $203,648  $204,226

Supplemental ratio of earnings to fixed
  charges  and  preferred  dividends            2.14X     2.64X     2.44X     2.70X     2.79X     2.79X
<F2>
* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc. Notes which are already included in operating expense.
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